April 24, 2009

Suzanne Lambert
Vice President
Eaton Vance Management
Two International Place
Boston, Mass.   02110

      Re: Eaton Vance Municipal Income Trust (the "Fund")
              File Numbers 333-158147; 811-09141

Dear Ms. Lambert:

We have reviewed the registration statement on Form N-2 for the Fund filed March 23, 2009 in connection with the shelf registration of its common stock. Based on our review of the registration statement, we have the following comments. The captions we use correspond to the captions the Fund uses in its registration statement.

Prospectus

General

1.   The registration statement discloses that the there will be a "minimum price" established by the Fund, based on the "current" NAV. Please confirm to the staff that there will be no takedowns below NAV, or if one is proposed, that any takedown below NAV will be made by a post-effective amendment that is declared effective by the staff.

2.   The Fund has an outstanding shareholder proposal (to be voted on by shareholders on May 15, 2009) for the Fund to acquire Eaton Vance National Municipal Income Trust ("the acquired fund"), and for the Fund to issue additional common shares in connection with that acquisition. Please inform the staff in your response letter of the anticipated timing of the takedown, given that common shares will also be issued to acquire the acquired fund. Also, please update the information regarding common shares outstanding to reflect the additional shares issued as a result of the acquisition of the acquired fund.

3.   Please add that shortfall and forbearance agreements with respect to residual interest bonds "may cause the Fund to incur liabilities."

4.   Please put in a separate paragraph on leveraging the discussion regarding that the Fund's "preferred shares outstanding, an increase in short-term rates would also result in an increase cost of leverage, which would adversely affect the Fund income available for distribution." Alternatively, move this statement to the discussion of special risks. Also, please confirm that the bolded paragraphs at the bottom of page one will appear on the outside front cover page.

5.   Given that financial leveraging in the form of residual interest bonds will be employed, in addition to the Fund's outstanding auction preferred shares, please confirm that the Fund will comply with applicable asset coverage restrictions. Also, please inform the staff how the Fund will treat these investments for the purposes of section 13 of the Investment Act.

6.   Please advise the staff whether the FINRA has reviewed and approved the terms of the underwriting agreement.

    Investment Objectives and Policies

7.   The prospectus discloses that a third party or broker may form a special purpose trust for the purpose of holding fixed interest rate municipal bonds. Please disclose the relationship, if any, between the sponsors of the special purpose trust and the Fund. Please disclose whether the Fund sells to the special purpose trust the fixed rate municipal bonds. Disclose whether the special purpose trust issues securities to the Fund or to others. Please disclose why the Fund will enter into the shortfall and forbearance agreement. Does the Fund receive any consideration for entering into such agreement? Please disclose the risks, if any, that the obligations of the special purpose fund may be deemed to be those of the Fund.

8.   Please disclose whether the Fund only purchases securities that have insurance, or will the Fund procure such insurance policies. Please disclose any percentage limitations on the investment in derivatives.

    Leverage

9.   Please describe, in plain English, how the residual interest bonds create leverage.

Distributions

10.   Please disclose that common shareholders also bear all costs in connection with the sale of preferred shares and, if applicable, the tender option bonds.

Concentration

11.   Please identify the state in which the Fund may concentrate.

Residual Interest Bond (Inverse Floater Risk)

12.   Please clarify whether it is the purpose of the special purpose trust to hold fixed-rate municipal bonds. Also, please disclose whether the sales to "outside parties" are registered offerings under the Securities Act or private offerings.   Please disclose why the Fund reimburses the broker in certain circumstances, and whether these are obligations of the special purpose trusts.

13.   Please explain how financial leveraging will create greater fees paid for investment advisory services, and give a numerical example in the explanation.

14.   Please advise the staff in your response letter whether the special purpose trust relies upon section 3(c)(1) or 3(c)(7) of the Investment Company Act.

Effects of Financial Leverage

15.   Please disclose the limits on leverage, under the Investment Company Act, and what the Fund's policies are with respect to its limits, if any, on the amount of leverage it may employ at any time.

Summary of Trust Expenses

16.   In the line item, labeled "Offering Expenses borne by the Trust," please add that they are borne by the shareholders. Also, please disclose the difference between "Total annual expenses" and "Net annual expenses."

17.   Please disclose whether the Fund anticipates any preferred or debt offerings in the next 12 months, and if so, the cost of these need to be reflected in the fee table.

18.   In footnote (4), specify the gross assets for purposes of the advisory fee, in order for the shareholder to see how gross assets converts to net assets.

19.   Please disclose whether there will be any acquired fund fees and expenses. Also, please make prominent the statement that the Fund's actual rate of return may be greater or less than the hypothetical example.

20.   Please remove "net" from "total net annual expenses."

Risk Factors

21.   Please include a section titled "Municipal Bond Market Risk" to include the current market conditions and risks that issuers are facing, given recent financial hardships and losses of tax revenue.

22.   Please disclose any structural risks connected with investing in "tender option bonds." Also, disclose any conflicts of interest, given that the fees paid to the adviser will be higher if the Fund uses financial leverage, including when the Fund invests in tender option bonds. Please disclose how the board of trustees will monitor any potential conflict of interest.

23.   Please disclose whether the Fund will invest in residual interest bonds for speculative reasons, or hedging, or both.

SAI

24.   Please disclose under what circumstances the Fund may enter into a "shortfall and forbearance agreement" with the sponsor of an inverse floater held by the Fund.

25.   Please disclose whether, under the shortfall and forbearance agreement, the Fund will establish a segregated account, in order to comply with section 18 of the Investment Company Act. Please disclose any risk of loss to the Fund under this agreement, and add risks disclosure to the prospectus.

General Comments

26.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

27.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel